July 11, 2024

Liu Xiaohua
Chief Executive Officer
Star Fashion Culture Holdings Limited
12F, No. 611, Sishui Road
Huli District, Xiamen
People   s Republic of China

       Re: Star Fashion Culture Holdings Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 3, 2024
           File No. 333-280198
Dear Liu Xiaohua:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed July 3, 2024 Compensation, page 100

1. Please update your executive compensation information for your fiscal year ended June
       30, 2024. Refer to Item 6.B of Form 20-F.
Taxation
Cayman Islands Taxation, page 115

2. We note your response to prior comment 5 and reissue. Please revise to state clearly that the disclosure in the Cayman Islands tax consequences section of the prospectus is the opinion of your Cayman Islands counsel, as required by Section III.B.2 of Staff Legal
       Bulletin No. 19 in light of the "short-form" tax opinion filed as
Exhibit 8.1 to the
 July 11, 2024
Page 2

       registration statement. Your revisions indicating that Ogier "has advised [you]" of certain tax consequences do not constitute a clear statement that the disclosure in this section is their opinion.
General

3. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not required. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.
       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Yeung